SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

HemoSense, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

423691 10 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 423691 104	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard V, L.P. (“VVLP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
684,157 shares, except that Vanguard V Venture Partners, L.L.C. (“VVVP”), the general partner of VVLP, may be deemed to have sole power to vote these shares, and Jack M. Gill (“Gill”), Curtis K. Myers (“Myers”), Clifford H. Higgerson (“Higgerson”) and Robert D. Ulrich (“Ulrich”), the managing members of VVVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
684,157 shares, except that VVVP, the general partner of VVLP, may be deemed to have sole power to dispose of these shares, and Gill, Myers, Higgerson and Ulrich, the managing members of VVVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 423691 104	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard V Venture Partners, L.L.C. (“VVVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP, the general partner of VVLP, may be deemed to have sole power to vote these shares, and Gill, Myers, Higgerson and Ulrich, the managing members of VVVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP, the general partner of VVLP, may be deemed to have sole power to dispose of these shares, and Gill, Myers, Higgerson and Ulrich, the managing members of VVVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 423691 104	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jack M. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Gill, a managing member of VVVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Gill, a managing member of VVVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 423691 104	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Curtis K. Myers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Myers, a managing member of VVVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Myers, a managing member of VVVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 423691 104	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Clifford H. Higgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Higgerson, a managing member of VVVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Higgerson, a managing member of VVVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 423691 104	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Robert D. Ulrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,750 shares.
6

SHARED VOTING POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Ulrich, a managing member of VVVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 3,750 shares.
8

SHARED DISPOSITIVE POWER
684,157 shares, all of which are directly owned by VVLP.  VVVP is the general partner of VVLP, and Ulrich, a managing member of VVVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,907
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 423691 104	13 G	Page 8 of 13

ITEM 1(A).

NAME OF ISSUER

HemoSense, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

651 River Oaks Parkway

San Jose, California 95134

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Vanguard V, L.P., a Delaware limited partnership (“VVLP”), Vanguard V Venture Partners, L.L.C., a Delaware limited liability company (“VVVP”), and Jack M. Gill (“Gill”), Curtis K. Myers (“Myers”), Clifford H. Higgerson (“Higgerson”) and Robert D. Ulrich (“Ulrich”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

VVVP, the general partner of VVLP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by VVLP.  Gill, Myers, Higgerson and Ulrich are the managing members of VVVP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by VVLP.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Vanguard V, L.P.

c/o Red Rock Ventures

180 Lytton Avenue

Palo Alto, California 94301

ITEM 2(C)

CITIZENSHIP

VVLP is a Delaware limited partnership.  VVVP is a Delaware limited liability company.  Gill, Myers, Higgerson and Ulrich are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP #423691 10 4

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

CUSIP NO. 423691 104	13 G	Page 9 of 13

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of VVLP, and the limited liability company agreement of VVVP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 423691 104	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2007

Vanguard V, L.P.

/s/ Laura Gwosden

By Vanguard V Venture Partners, LLC

Signature
Its General Partner

Laura Gwosden

Chief Financial Officer/Attorney-In-Fact*

Jack M. Gill

/s/ Laura Gwosden

Laura Gwosden
Attorney-In-Fact*

Curtis K. Myers

/s/ Laura Gwosden

Laura Gwosden
Attorney-In-Fact*

Clifford H. Higgerson

/s/ Laura Gwosden

Laura Gwosden
Attorney-In-Fact*

Robert D. Ulrich

/s/ Laura Gwosden

Laura Gwosden
Attorney-In-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 423691 104	13 G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	12
Exhibit B: Power of Attorney	13

CUSIP NO. 423691 104	13 G	Page 12 of 13

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of HemoSense, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable agreement are already on file with the appropriate agencies.

CUSIP NO. 423691 104	13 G	Page 13 of 13

EXHIBIT B

Power of Attorney

Laura Gwosden has signed this Schedule 13G as Attorney-In-Fact.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.